

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2012

<u>Via e-mail</u>
Mr. Dean A. McCoy
Senior Vice President and
 Chief Accounting Officer
National Beverage Corp.
8100 SW Tenth Street
Suite 4000
Fort Lauderdale, FL 33324

> **Re:** **National Beverage Corp.**
> **Form 10-K for the Year Ended April 30, 2011**
> **Filed July 14, 2011**
> **Correspondence submitted March 8, 2012**
> **File No. 001-14170**

Dear Mr. McCoy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended April 30, 2011

Notes to Consolidated Financial Statements, page 22

9. Stock-Based Compensation, page 29

1. We note your response to comment one in our letter dated February 23, 2012. Your response indicates that the January 2010 cash dividend was considered in the FY 2011 stock option fair value calculation, however, the February 2011 cash dividend was not considered in any of your calculations as the dividend was not known at the time. We note on your corporate website that you appear to have a history of granting special dividends. This historical pattern of granting dividends should be considered in your

estimate of option value. Please confirm that in determining your assumption for expected dividend rate, you will consider your historical pattern of dividends as required in ASC 718-10-55.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or Melissa N. Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/ Melissa N. Rocha for

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining